# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRP Inc., CIK 0001748797
CUSIP: 05577W200
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 726 Saint-Joseph Street, Valcourt, Quebec Canada (A8), J0E 2L0
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001484148

## Reporting persons
- Turtle Creek Asset Management Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 3,616,521; shared voting power 0; sole dispositive power 3,616,521; shared dispositive power 0; aggregate amount beneficially owned 3,616,521 (10.5% of the class)
  Comment: See the response to Item 4(a).

## Item 1. Issuer
Name of issuer: BRP Inc.
Address of issuer's principal executive offices: 726 Saint-Joseph Street, Valcourt, Quebec, Canada, J0E 2L0

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is being filed by Turtle Creek Asset Management Inc. ("Turtle Creek").
Address of principal business office or, if none, residence: Scotia Plaza, 40 King Street West, Suite 5100, Toronto, Ontario M5H 3Y2 Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment advisor

## Item 4. Ownership
Amount beneficially owned:
The information set forth on the cover page of this Schedule 13G reflects information as of March 31, 2025, on which date the Reporting Person may have been deemed the beneficial owner of, and had sole voting and dispositive power over, 3,616,521 shares of Subordinate Voting Shares, which represent approximately 10.5% of the shares of Subordinate Voting Shares outstanding. This percentage is based on 34,512,399 shares of Subordinate Voting Shares outstanding as of March 24, 2025, as reported by the Issuer in its annual report on Form 40-F for the fiscal year ended January 31, 2025 filed with the Securities and Exchange Commission on March 26, 2025.

As of December 31, 2024, the Reporting Person may have been deemed the beneficial owner of, and had sole voting and dispositive power over, 2,970,680 shares of Subordinate Voting Shares, which represent approximately 8.6% of the shares of Subordinate Voting Shares outstanding. This percentage is based on 34,490,799 shares of Subordinate Voting Shares outstanding as of December 4, 2024, as reported by the Issuer in Exhibit 99.1 to its Form 6-K filed with the Securities and Exchange Commission on December 6, 2024.

As of September 30, 2024, the Date of Event Which Requires Filing of this Statement of this Schedule 13G, the Reporting Person may have been deemed the beneficial owner of, and had sole voting and dispositive power over, 2,302,073 shares of Subordinate Voting Shares, which represent approximately 6.7% of the shares of Subordinate Voting Shares outstanding. This percentage is based on 34,483,199 shares of Subordinate Voting Shares outstanding as of September 4, 2024, as reported by the Issuer in Exhibit 99.2 to its Form 6-K filed with the Securities and Exchange Commission on September 6, 2024.
Percent of class: See the response(s) to Item 11 on the attached cover page and Item 4(a).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page and Item 4(a).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page and Item 4(a).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page and Item 4(a).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page and Item 4(a).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Turtle Creek holds the shares of Subordinate Voting Shares reported herein for the benefit of unit holders of mutual funds managed by Turtle Creek, none of whom is known to Turtle Creek to have an interest of more than 5 percent of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Turtle Creek Asset Management Inc.: /s/ Meaghan Einav, Meaghan Einav, Chief Compliance Officer (06/05/2025)